

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

October 19, 2011

Via E-mail
Mr. Albert P. Hernandez
Chief Executive Officer
SkyShop Logistics, Inc.
7805 NW 15ᵗʰ Street
Miami, Florida 33126

      Re: **SkyShop Logistics, Inc.**
               Form 10-K for the year ended December 31, 2010
               Filed March 17, 2011
               File No. 000-52137

Dear Mr. Hernandez:

      We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Annual Report on Form 10-K for the year ended December 31, 2010

Financial Statements, page F-1
Consolidated Statements of Operations, page F-4

1. We note that you classify the impairment of long-lived assets with other expenses, separate from operating loss. Please revise future filings to reflect these amounts as components of operating income (loss). Refer to ASC 360-10-45-4.

Notes to Consolidated Financial Statements, page F-10
Note 13. Fair Value Measurements, page F-22

2. Please tell us, and revise future filings to include the fair value disclosures for assets and liabilities valued at fair value on a nonrecurring basis in accordance with ASC 820-10-50-5. For example, we note that impairment charges were recognized with respect to certain of the company's long-lived assets during both 2009 and 2010 and would be subject to such disclosure requirements.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Heather Clark at 202-551-3624 or me at 202-551-3813 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Linda Cvrkel

Linda Cvrkel
Branch Chief